2025 Annual Report



SUMMARY FINANCIAL DATA

	Year Ended December 31,				
Operating Statement Data:	**2025**	**2024**	**2023**	**2022**	**2021**
Revenues	$ 1,947,969	$ 1,841,687	$ 1,693,481	$ 1,511,081	$ 1,378,053
Costs and expenses:					
Operating	1,301,601	1,188,557	1,089,605	976,316	884,232
Selling	343,696	322,801	305,624	271,882	242,453
General and administrative	156,696	151,361	132,571	116,036	99,784
Depreciation	73,368	64,562	53,571	51,969	52,927
Amortization of intangible assets	5,084	5,432	5,072	3,228	3,044
Gain on sale of assets, net	(4,669)	(5,710)	(7,169)	(8,586)	(5,653)
Income from operations	72,193	114,684	114,207	100,236	101,266
Interest expense	(21,764)	(20,331)	(13,745)	(6,129)	(4,973)
Interest income	2,733	3,216	1,894	955	175
Other expense	(5,441)	(8,378)	(5,120)	(9,863)	(7,021)
Income before income taxes	47,721	89,191	97,236	85,199	89,447
Income taxes	14,396	24,395	25,096	23,909	23,748
Net income	$ 33,325	$ 64,796	$ 72,140	$ 61,290	$ 65,699
Earnings per share-diluted *	$ .78	$ 1.47	$ 1.58	$ 1.31	$ 1.38
Shares used for computing per share amounts-diluted	42,704	44,134	45,538	46,737	47,590
Other Financial Data:					
Depreciation and amortization	$ 78,452	$ 69,994	$ 58,643	$ 55,197	$ 55,971
Capital expenditures	119,028	143,182	87,322	89,240	67,528
Cash flow provided by (used in):					
Operating activities	154,574	144,546	71,450	77,898	75,969
Investing activities	(125,266)	(169,643)	(99,875)	(131,516)	(87,178)
Financing activities	(34,588)	31,787	20,918	52,827	14,443
Cash dividends declared per share	.11	.10	.09	.08	.06

ANNUAL MEETING
The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at the Davey SEED Campus in Kent, Ohio, on Tuesday, May 19, 2026, at 5:00 p.m. EDT.

ACCESS TO COMPANY REPORTS
All periodic reports filed with the Securities and Exchange Commission (SEC) can be viewed through our Internet website, by hyperlink to the SEC's website (http://www.sec.gov). Also, copies of our Annual Report on Form 10-K are available, without charge, upon written request.

VISIT OUR WEBSITE
To learn more about The Davey Tree Expert Company visit us at http://www.davey.com/shareholders/

BALANCE SHEET DATA

| | Year Ended December 31, | | | | |
Balance Sheet Data:	2025	2024	2023	2022	2021
Total assets	$ 1,496,800	$ 1,407,551	$ 1,281,060	$ 956,221	$ 772,941
Long-term debt	317,279	338,655	283,177	230,768	123,531
Other long-term liabilities	433,325	377,275	380,457	180,305	154,663
Redeemable common shares related to 401KSOP and Employee Stock Ownership Plan (ESOP)	213,548	195,551	188,680	169,978	169,931
Shareholders' equity	143,052	173,589	152,474	129,800	103,840
Redeemable common shares	7,737	8,114	8,499	9,188	9,392
Common shares:					
Issued	78,090	77,713	77,328	76,640	76,436
Less: In treasury	46,358	45,353	44,480	43,110	41,325
Net outstanding	39,469	40,474	41,347	42,718	44,503
ESOT valuation per share	$ 27.60	$ 24.10	$ 22.20	$ 18.50	$ 18.10



CASH DIVIDENDS
$0.11
Dividends Per Share

STOCK PRICE
$27.60
Stock Price Per Share
+14.5%

TOTAL SHAREHOLDERS
As of Dec. 31, 2025
7,100

NET REVENUE
$1,948,000
Net revenues (in 000s)
+5.8%
Year-to-year

OVERVIEW



Pat Covey, Chairman, President and CEO

I am pleased to report that 2025 was another record revenue year for Davey Tree. While we did not match the near double-digit growth that we have seen over the past decade, we overcame some large contractual losses coming out of 2024, a bumpy economy, inflationary pressures and a nonexistent hurricane season to post a topline revenue number that matched our sales plan for the year. I want to thank our employees for their hard work and dedication to overcome the challenging business environment in 2025. Their day-to-day efforts are what drive our company's performance, and what sets Davey apart from its competition.

Our focus for 2025 was squarely on improving operational execution, implementing risk management strategies and improving long-term value for our shareholders, all while operating within the framework of a culture firmly rooted in our core values of Safety, Integrity, Expertise, Leadership, Stewardship, and Perseverance. These values continue to form the bedrock for our decisions and position us to deliver sustainable, long-term value for our employees, clients, and shareholders.

In 2025, Davey generated net revenues of $1.95 billion, representing a 5.8% increase over $1.84 billion in 2024. Our Residential/Commercial and Utility business segments both achieved record revenues despite the lack of significant storm-related opportunities that helped contribute to their growth in 2024. This performance underscores the strength in demand for our core services, creativity in our operational execution and the benefits of our strategies to expand our service offering diversification geographically, across a wider spectrum of solutions for our clients, and throughout the entire year to reduce the workforce and financial impacts of seasonality.

While revenues improved, income from operations decreased to $72.2 million, compared with $114.7 million in 2024. The significant decline in income from operations is primarily due to a one-time insurance adjustment of $34.5 million to address insurance claim expenses accumulated over the past number of years that we anticipate will be completed in 2026. Excluding this adjustment, income from Operations would have been $106.7 million in 2025. This adjustment is a proactive measure that positions the company to better manage potential upcoming liabilities while maintaining operational and financial stability.

The legal challenges, and related claims liabilities that our company is exposed to have never been greater than they are currently, and the prudent management and reduction of those risks remain central to our overall business strategy. We are committed to maintaining a strong safety culture, operating in geographies where we can responsibly manage exposure, entering into contractual arrangements that protect us, implementing technological solutions to keep our employees and communities safe and structuring our organization to further mitigate these risks. By embedding prudent risk management into daily decision making, we further enhance our ability to protect our stakeholders and deliver long-term success.

In addition to the one-time claims expense, the inflationary pressures on vehicle parts, repairs and labor costs, delays in government funding, increased interest expense, building lease expenses and increased insurance costs all played a part in adversely impacting our gross margins. Net income declined $31.5 million, or 48.6%, to $33.3 million, compared with $64.8 million in 2024, with the one-time claims expense accounting for a sizable portion of this net income decline, along with other headwinds noted above.

As of December 31, 2025, Management Planning Inc., our independent stock valuation firm, reported that our stock price increased $2.10 to $27.60 per share. This represents an 8.2% rise from the mid-2025 price of $25.50 and an overall 14.5% gain for the year. Diluted earnings per share declined to $0.78 in 2025, down $0.69 from $1.47 in 2024, again, this was adversely impacted by the one-time insurance adjustment. Our total shareholders' equity was $356.6 million, down from $369.1 million at the end of 2024. Additionally, I am pleased to announce that at the March Board of Directors meeting the Board approved a dividend of $0.03 per share for the second quarter of 2026.

OPERATIONS

Following a record year in 2024, both our Residential/Commercial (R/C) and Utility segments achieved another year of strong revenue growth in 2025. The R/C segment increased revenue by $57.2 million, or 7.0%, compared to the previous year, driven by strong performance in Commercial Landscape Services (CLS). Our Utility segment saw revenue rise $54.2 million, or 5.4%, despite lack of storm related opportunities that benefited the segment in 2024. I want to give special recognition to our service line managers, who successfully navigated an uncertain economic environment, a reduction in higher-margin work, and ongoing labor pressures while continuing to deliver exceptional service to our clients.

RESIDENTIAL / COMMERCIAL

The R/C segment delivered profitability in line with 2024, reflecting both successes and challenges across the business. Improvements in CLS and Canadian Residential operations provided overall positive results, but these gains were negated by declines in our U.S. Residential services and R/C Resource Group. The segment navigated several headwinds in 2025, including weather-related impacts that limited demand for high-margin spring services, a low backlog of work, fewer storm-related opportunities, macroeconomic uncertainty, and delays in government funding. The year was also marked by the tragic loss of a long-term Davey employee and shareholder, Executive Vice President Joseph E. Day, and our hearts go out to his family. Despite these challenges, the R/C leadership team remains committed to focusing on operational execution, safety, and exceptional client service, and I am confident in the segment's ability to rebound in 2026.

CLS saw revenue increase by $24.9 million, or 16.8%, compared with 2024. While part of this growth was attributable to storm-related cleanup activities from the 2024 hurricanes that carried into the first quarter, we also experienced significant improvement and expansion across our branches, winter storm work, special projects, and golf divisions. Operating efficiencies and the team's ability to quickly deploy crews has allowed us to optimize our ability to capitalize on opportunities. We have prioritized larger, higher-margin projects where we can leverage our scale, specialized equipment, and experienced workforce to drive productivity and enhance margins.

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RESIDENTIAL/COMMERCIAL SERVICES
. . . .

2025 REVENUE:
Increased by

$**57.2** million
or
7.0%

As we move into 2026, the R/C segment is committed to returning to the basics, with a focus on training and developing sales arborists, refining marketing programs to improve renewal rates, and strengthening client engagement. By focusing on these priorities, we are positioning the segment to better capitalize on opportunities, enhance productivity, and drive sustainable growth for the company.

UTILITY

In 2025, our Utility segment delivered solid performance, driven primarily by strong execution in both our Western and Eastern Utility line clearance operations. Western Utility revenue increased by $42.5 million, or 14.8%, compared to 2024, while Eastern Utility grew by $9.2 million, or 3.0%. Importantly, this growth was achieved despite significantly fewer storm-related opportunities compared to the prior year. Our Utility Asset Management (UAM) business generated revenue consistent with 2024, despite disruptions associated with delays in federal Broadband Equity Access and Deployment (BEAD) funding that several major clients experienced.

Profitability in our Utility segment declined by $1.4 million, or 1.8%, compared to 2024. Consistent with revenue performance, both Eastern and Western Utility line clearance operations delivered meaningful profitability gains, with Eastern Utility increasing $6.8 million, or 32.6%, and Western Utility improving $2.3 million, or 8.2%. Both of these management teams have made great strides over the past few years and the results reinforce that. These gains were offset by declines in other utility areas, mainly driven by a $10.2 million or 37.9% decline in our Utility Resource Group, primarily driven by market challenges in our Utility Vegetation Management service line. We continue to partner with clients who value our safety culture, workforce development, and operational effectiveness that differentiate us in the marketplace. As we enter 2026, we are strategically positioned to continue to support the needs of our utility clients and deliver growth for the company.

Thank you to all our Utility service line teams for your exceptional efforts in 2025. Your resilience, leadership, discipline, and operational innovation continue to create significant growth for the Company. We appreciate your commitment and look forward to building on this momentum in 2026.

CANADA

In 2025, our Canadian operations achieved strong growth in both revenue and profitability. The Residential segment led this performance, recording a 9.8% increase in revenue while our Utility segment saw a 7.6% increase in revenue compared with 2024. These results were driven by favorable weather conditions, improved pricing, and a strategic focus on higher-margin opportunities. We also saw a solid contribution from our Rail Vegetation Management services, which remains a consistent area of growth within our Canadian operations. Overall, it was another successful year, and we thank our Canadian team for their strong execution and capitalizing on key growth opportunities throughout 2025. We look forward to building on this momentum and are confident in the team's ability to deliver continued growth in 2026.

As we look ahead to 2026, the strength and stability of the long-standing relationship between the United States and Canada remain important to our business. With operations and clients on both sides of the border, we closely monitor policy discussions and trade developments that could influence commerce, input costs, or broader economic conditions. While the full implications of potential changes continue to evolve, our diversified service mix, operating structure, and disciplined cost management provide flexibility in navigating economic uncertainty. We are confident in the strength of our Canadian operations and their ability to continue delivering safe, reliable, and high-quality service to our Canadian clients.

EMPLOYEE INVESTMENT AND ENGAGEMENT

Davey employees celebrated the grand opening of the Davey SEED (Science, Employee Education and Development) Campus in the summer and fall of 2025. Open houses were held for employees, project partners, and retirees to tour the facility and see its promise and potential for educating future generations of Davey employees. The SEED Campus is a one-of-a-kind facility and represents our commitment as a company to providing our employees with the skills and experience to be the best in the green industry. Its training and research facilities support every facet of Davey operations. From the climbing center and classrooms to the research and diagnostic laboratories, non-energized right-of-way, golf areas and pollinator and tree research plots, the SEED



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UTILITY SERVICES

· ··

2025 REVENUE:
Increased by

$**54.2** million

or

5.4%

Campus amenities are in a class of their own within the arboriculture and landscape care fields. Company training and meeting events were in full swing by fall with over 100 completed by year-end, including the hosting of the 2025 Davey Annual Shareholders' Meeting. In early 2026, the campus hosted, for the first time, the annual Davey Institute of Tree Sciences (D.I.T.S.), our flagship training program. And in May, the campus will play host to the North American Tree Climbing Championship (NATCC).

The physical health of our employees remains a focal point for the company, and in 2025 we continued our expansion of the Davey Industrial Athlete Program (IAP). Since officially taking root in California within the Davey Tree Surgery Company in March 2023, the program has been adapted to Eastern Utility services. The IAP emphasizes refining physical movements, reducing soft-tissue injuries and offering education on how to properly apply self-care for the general aches and pains that can come with the job.

Our migration to the enterprise resource planning software SAP® S/4HANA® continued in 2025 as we worked to provide employees with improved and enhanced business software solutions. We have taken great pains to avoid any disruptions to the day-to-day lives of our operations teams in the field with this software migration. As a company, we have done an excellent job of managing this transition with a solid team in place. We are confident this latest iteration of enterprise business software solutions, will be completed in 2026, and will serve as the backbone for the company's software systems for many years.

RISK MANAGEMENT

Social inflation, and the risk management strategies to defend our company against the negative impacts of rising insurance costs, nuclear verdicts, anti-corporate sentiment, and legal funding remain top of mind for our management team. More than ever, we believe these external pressures require a disciplined approach and proactive strategies to protect the long-term interests of our employees, clients, and shareholders. As part of this approach, as noted above, we recorded a one-time insurance adjustment of $34.5 million to address claims expected to be completed in 2026. While this adjustment does not resolve all outstanding claims, it meaningfully addresses our larger near-term exposures by building reserves to meet future claim obligations. Although

this action impacts short-term results, it reflects our commitment to transparency, financial conservatism and addressing exposures in a timely and responsible manner.

Across the company, we continue to take meaningful steps to identify and manage risk. This includes maintaining strong insurance relationships that provide stability in a challenging market and investing in technology such as the Motive Telematics/Camera Driver Safety Platform to improve driver safety and reduce auto-related claims and keep our communities safer. We continue to evaluate our organizational structure to better protect the company and have strengthened contract language to ensure risk is appropriately mitigated. Additionally, we remain selective regarding the geographic areas in which we operate and will decline projects that present undue risk to the Company. Finally, we maintain a consistent approach to claims management by assessing each material claim individually and collaborating with our partners to address any financial impacts. We believe these proactive measures strengthen the company's ability to navigate this challenging environment and drive sustainable long-term growth for our shareholders.

USES OF CAPITAL

In 2025, we remained focused on strategic investment across the Company, with continued emphasis on our people, technology, infrastructure, and vigorous support of employee ownership. These investments are foundational to the next phase of company growth, and we expect this focus to continue into 2026. Maintaining strong liquidity to support these types of investments will remain a critical focus, and our treasury, accounting, and operations teams are dedicated to managing the Company's cash and working capital, ensuring we have ample liquidity to meet our investment needs.

Our key investments for 2026 will closely align with those of prior years, focusing on the SAP S/4 HANA® upgrade and the continued modernization of our company-owned facilities. We will continue acquiring real estate to strengthen our presence in key markets and pursue strategic acquisitions to support our growth objectives. As we continue to invest in these projects, we have taken the necessary steps to withstand an increase in our debt balances in 2026. To support and maintain appropriate liquidity levels, during 2025 the Company issued $100 million of private placement notes under its existing shelf agreement. This shelf agreement allows the Company to



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COMMERCIAL LANDSCAPE SERVICES
· ·

2025 REVENUE:
Increased by

$**24.9** million
or
16.8%

issue up to $250 million of private placement notes and provides meaningful financial flexibility to access capital as needed. Despite our planned increase in debt, our balance sheet and liquidity position remain strong and well within acceptable leverage ratios. The Company redeemed $97.8 million of stock during 2025, an increase of $21.7 million compared with $76.1 million in 2024. In addition, the Company distributed $4.3 million in dividends to shareholders, representing 12.9% of net income for the year.

As a company, we are committed to making a meaningful and lasting impact in the communities where we live and work. Our most recent Corporate Responsibility Report outlines a comprehensive framework built on five pillars: community, culture, employee ownership, environment, and leadership. With clearly defined goals extending through 2030, we continue to advance measurable environmental initiatives, including a targeted reduction in fuel use per labor hour and the expanded reuse of wood waste into beneficial products such as mulch and biochar. Investments in science-based plant health care and the 200-acre SEED Campus further reinforce our commitment to environmental stewardship and operational excellence. At the same time, we remain focused on strengthening our safety culture, broadening employee ownership, and deepening community engagement. Together, these efforts reflect a thoughtful and forward-looking approach to sustainability that supports our employees and communities while also driving growth for the company.

ACQUISITIONS

In 2025, Davey strengthened its organization by welcoming two new companies and their talented employees into the Davey family. These additions broaden our services, enhance our expertise, and bring in talented employees who reflect our company's values. Our acquisition strategy remains focused on targeting companies that will drive growth for the Company and diversify our service offerings for clients. With the market for top-tier companies remaining highly competitive, we believe our culture of employee ownership, leadership team, and track record of success make us a standout choice for those seeking a potential buyer.

Two notable examples of our strategy include 2025 acquisitions of LandStudies and Natural Directions. For more than 35 years, LandStudies has delivered ecological restoration services, including watershed planning, stream

and floodplain restoration, stormwater management, and ecological landscape solutions throughout the eastern United States. Additionally, Natural Directions has provided comprehensive tree care, landscaping, and site development services across the greater Charleston area and coastal South Carolina region for over 25 years. These two acquisitions strengthen our technical capabilities, expand our service offerings and further position us to meet the evolving needs of our clients while welcoming highly skilled employees who share our values and commitment to excellence.

Acquisitions continue to play a significant role in our growth strategy, supporting our expansion into new markets, strengthening our technical capabilities, and enhancing our service offerings. Davey is recognized as a trusted partner for business owners who are seeking alignment with an organization that shares their values and long-term objectives. Although organic growth remains fundamental to our revenue strategy, acquisitions will continue to play a meaningful role in the company's growth. We remain confident that by thoughtfully pursuing both avenues it increases our ability to generate consistent, sustainable growth over the long term.

STRATEGIC PLAN

We continue to advance our Davey Strategic Plan (DSP) across our employee, client, and shareholder strategies. Our Vision 2030 objective remains focused on making Davey a great place to work while delivering value to clients and shareholders. The DSP leadership team and action committees meet regularly to ensure we are focused on the right priorities and that work is moving forward as planned.

In early 2025, we conducted an employee experience survey that highlighted three needs: Clearer career paths and the related training for our employees, better access for our employees to the materials and equipment they need to be safe and efficient , and more consistent and streamlined corporate support for the field. Those themes directly informed new actions in the DSP, including developing a framework and tools to support career growth, clarifying equipment and materials needs, and implementing a consistent corporate response process to improve field support.

We also added a strategic plan item to address the role that artificial intelligence (AI) plays within the company. As an objective within our strategic plan, we developed an AI policy to ensure that we were intentional about the AI platforms we adopt in order to get the most value, effectiveness and support. The policy is now available.

We also made progress on initiatives that support the long-term health of the Company, including strategic purchasing improvements that reduced lead times and strengthened supplier relationships, a standardized process for assessing field facility needs to guide capital planning, and the deployment of our driver safety telematics program, which has already shown safer driving behavior where deployed.

We will continue to share progress on our strategic plan through townhall meetings and DaveyConnect for employees, The Davey Bulletin for shareholders, and the Alumni Update for retirees.

BOARD OF DIRECTORS

In March 2025, the Board of Directors elected Joseph E. McNeely to serve on the Davey board. He was susequenty approved by Davey shareholders in May. McNeely retired in December 2024 as President of the Nutrient and Industrial Group at The Andersons, Inc., a diversified agribusiness company specializing in commodity trading, ethanol production, and plant nutrient manufacturing. He also served as President of the company's Rail Group. Prior to joining The Andersons, McNeely served as Chief Executive Officer and a member of the board of directors of FreightCar America, Inc. and previously held senior leadership roles with Mitsui Rail Capital, LLC, and GATX Corporation. McNeely currently serves on the boards of the Toledo Zoo and the Regional Growth Partnership and previously served on several rail industry boards. He was appointed to Davey's Audit Committee where he serves as the Audit Chair.

This year, the Board recognized the retirement of Charles D. Stapleton, who joined the Davey Board in 2020. During his tenure, Charlie was a valued and dependable source of insight, particularly through his deep expertise in insurance and mergers and acquisitions. His thoughtful perspective and steady guidance were greatly appreciated. We thank him for his service and wish him all the best as he begins this well-deserved retirement.

LOOKING AHEAD TO 2026

As we move into 2026, the Company is well-positioned to seize new growth opportunities, supported by a strong balance sheet, healthy cash flow, and ongoing operational

improvements. We remain focused on completing key strategic initiatives, including the SAP S/4 HANA® system upgrade, the implementation of the Motive Telematics/Camera Driver Safety Platform, and the continued advancement of proactive safety practices across all operations. In addition, we will continue to pursue strategic acquisitions that strengthen our service capabilities and expand our market reach. These investments reflect our commitment to employee safety, operational excellence, and delivering value to our clients.

We are optimistic about the opportunities across the Company and remain disciplined in our approach to growth. Our strategy is rooted in strong operational execution and prudent cost management, supported by continued investment in our people, technology, fleet, and facilities to position the Company for its next phase of growth. We recognize that sustaining our robust performance requires an initiative-taking and disciplined approach to risk management. Accordingly, we remain focused on safety, contract discipline, geographic and client diversification, and preserving a strong balance sheet with ample liquidity. Our ongoing investments in training and technology further enhance our ability to identify, assess, and mitigate risk in an increasingly dynamic operating environment.

Our employees remain our greatest competitive advantage, and their commitment to our core values, safety culture, and exceptional client service continues to translate into consistent operational performance. By pairing disciplined execution with our diversification, prudent risk oversight, and thoughtful capital allocation, we are well positioned to navigate economic cycles, adapt to evolving market conditions, and generate profitable growth. We are proud of our performance in 2025 and grateful for the dedication of our employees and the continued trust of our clients and shareholders. We look forward to building on this momentum in what we expect will be another strong year for the company.

For additional company information and news, please visit https://www.davey.com/shareholders.

Thank you for your ongoing support.

Patrick M. Covey
Chairman, President and Chief Executive Officer















2012

- Launched Vision 2020 strategic plan

LIVE VIA SKYPE
R.J. LAVERNE
NEW YORK

2013

- Established business development group and strategy
- Expanded National Public Relations program

DAVEY
Q

2014

- Developed acquisition pipeline process
- Reduced monthly accounting close time

2015

- Published Corporate Responsibility Report
- Developed R/C client loyalty plan

2016

- Updated company core values
- Implemented safety improvements

2017

- Implemented "undersold" services strategy
- Strengthened cybersecurity program

2018

- Reached $1B in revenue
- Implemented Green Leaders

STRATEGIC PLAN ACCOMPLISHMENTS






DAVEY

2020

- Vision 2030 rollout
- Launched DaveyConnect
- Established formal ethics/compliance program

2022

- Completed third wing at Corporate office
- Developed virtual training programs

2024

- Expanded shareholder relations programs
- Improved supplier diversity reporting

2019

- Developed brand guidelines around uniforms and acquisitions
- Launched fleet management system

2021

- Rolled out Success-Factors
- Created Justice, Equity, Diversity, Inclusion (JEDI) team

2023

- Established Davey's Employee Value Proposition
- Enhanced onboarding program

2025

- Opened SEED Campus
- Conducted employee survey
- Advanced strategic purchasing efforts









STRATEGIC PLAN ACCOMPLISHMENTS



OUR VALUES



OUR VISION:
We create and deliver
sustainable solutions.



OUR MISSION:
We exceed
client expectations.



Safety
We protect and care
for each other.



Integrity
We are honest and
truthful in all we do.



Expertise
We use science and
knowledge to master our craft.



Leadership
We take purposeful action
toward our collective success.



Stewardship
We make the world
around us better.



Perseverance
We create solutions
to overcome challenges.

BOARD OF DIRECTORS

Patrick M. Covey *G*   Chairman, President
& Chief Executive Officer,
The Davey Tree Expert Company

Alejandra Evans *AG*   Retired Senior Vice President,
Risk Management, USI Insurance Services

Matthew C. Harris *AC*   Principal, HV Holdings LLC

Thomas A. Haught *CG*   President & CEO, Sequoia Financial Group

Catherine M. Kilbane *AC*   Retired Senior Vice President,
General Counsel & Secretary of
The Sherwin-Williams Company

Joseph E. McNeely *A*   Retired President, Nutrient and Industrial,
The Andersons, Inc.

Joseph R. Paul *G*   Executive Vice President, Chief Financial
Officer & Assistant Secretary,
The Davey Tree Epert Company

Committees:
A - Audit   C - Compensation   G - Governance

OFFICERS

Patrick M. Covey   Chairman, President
& Chief Executive Officer

Joseph R. Paul   Executive Vice President, Chief Financial
Officer & Assistant Secretary

Christopher J. Bast   Senior Vice President, Treasurer
& Operations Support

Anna C. Davis   Senior Vice President of Human Resources

James E. Doyle   Executive Vice President & GM,
Davey Tree Expert Co. of Canada, Limited

Scott A. Hyland   Senior Vice President of Marketing

Gregory M. Ina   Executive Vice President of the Davey
Institute & Employee Development

Sandra L. Reid   Executive Vice President, Corporate
Communications & Strategic Planning

Brent R. Repenning   Executive Vice President of U.S. Utility
& Davey Resource Group

Erika J. Schoenberger   General Counsel, Senior Vice
President & Secretary

Thea R. Sears   Senior Vice President & Controller

SUBSIDIARIES

Chippers, Inc., Woodstock, Vermont

Davey Resource Group, Inc., Kent, Ohio

Davey Tree Expert Co. of Canada, Limited
Ancaster, Ontario & Vancouver Island, British Columbia

Davey Tree Surgery Company, Livermore, California

Mickman Brothers, Inc., Ham Lake, Minnesota

Standing Rock Insurance Company, Burlington, Vermont

Wetland Studies and Solutions, Inc.

Wolf Tree, Inc., Knoxville, Tennessee

COUNSELOR AT LAW

Thompson Hine LLP   Cleveland, Ohio

INDEPENDENT AUDITORS

Deloitte & Touche LLP   Cleveland, Ohio

ORGANIZATIONAL VICE PRESIDENTS

John G. Arico	Operations Vice President, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited
Kevin M. Bauer,	Vice President, Eastern Utility Services, Business Operations, U.S. Utility Services
Scott R. Carlin	Vice President & GM, Utility Asset Management, Davey Resource Group, Inc.
Kyle K. Celmer	Vice President, Davey Business Development
Brian M. Chromey	Vice President, Operations, Wetland Studies & Solutions, Inc.
Geoff D. Cowan	Vice President & General Manager of U.S. Residential/Commercial services
Jeffrey A. Crites	Vice President, Southeast Operations, U.S. Residential/Commercial Services
Gregory A. Dykes	Vice President of Information Technology
Kevin L. Dykstra	Regional Vice President, British Columbia & Yukon Utility, Davey Tree Expert Co. of Canada, Limited
Andrew H. Ferguson	Vice President, Western Operations, U.S. Residential/Commercial Services
Dylan R. Glazer	Vice President, Operations, Davey Tree Expert Co. of Canada, Limited
Frank R. Graziano	Vice President & Chief Technical Officer, Wetland Studies & Solutions, Inc.
Sarah E. Halford	Regional Vice President of Business Support, Utility Asset Management, Davey Resource Group, Inc.
William R. Heriford	Vice President, Corporate Services, Davey Tree Surgery Company
Scott W. Heim	Vice President, Northeast Operations, U.S. Residential/Commercial Services
Daniel A. Herms	Vice President & GM, The Davey Institute
Paul R. Holland	Vice President & Controller, Davey Tree Expert Co. of Canada, Limited
Jesse J. Imbeault	Regional Vice President, Alberta & Saskatchewan Utility, Davey Tree Expert Co. of Canada, Limited
Steven C. Johnston	Regional Vice President, Utility Asset Management, Davey Resource Group, Inc.
Darran S. Malcolm	Vice President & General Manager, Canadian Rail & Eastern Utility, Davey Tree Expert Co. of Canada, Limited
Kevin Marks	Vice President, Western Operations, U.S. Residential/Commercial Services
Thomas J. Mascia	Vice President, Davey Mitigation, Davey Resource Group, Inc.
John J. McCabe III	Vice President & GM, Utility Vegetation Management, Davey Resource Group, Inc.
Clinton T. McFall	Regional Vice President, Utility Asset Management, Davey Resource Group, Inc.
Gregory R. McRae	Regional Vice President, National Railroad, Davey Tree Expert Co. of Canada, Limited
Jeffrey A. McCormick	Vice President, Western Operations, Davey Tree Surgery Company
Paul A. Milano	Vice President, Fleet Services & Procurement
David A. Miller	Vice President, Southwestern Operations, Davey Tree Surgery Company
Michael J. Mittiga	Vice President & GM, Eastern Utility, U.S. Utility Services
Michael D. Nash	Vice President & GM, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited
Johnny L. Page	Vice President, Eastern Utility services, Southern Operations, U.S. Utility services
Jeffrey S. Parson	Regional Vice President, Central Operations, U.S. Utility Services
Michael A. Perri	Regional Vice President, Ontario Utility Operations, Davey Tree Expert Co. of Canada, Limited
Patrick R. Perry	Vice President of Safety & Employee Development, Davey Tree Expert Co. of Canada, Limited
Kevin B. Peters	Vice President & General Manager, Davey Tree Surgery Company
M. Blane Pshigoda	Operations Vice President, Commercial Landscape Services
Donald J. Roppolo, Jr.	Vice President of Health & Safety Operations Support
Jeremy L. Sadler	Regional Vice President, Business Development, Utility Asset Management, Davey Resource Group, Inc.
Philip G. Snyder	Vice President, Health & Safety
Sean V. Sornberger	Vice President, Pole Services, Davey Tree Surgery Company
Mark J. Svozil	Vice President & GM, Commercial Landscape Services
John R. Tokarczyk	Regional Vice President, Lakes Region, U.S. Utility Services
James R. Tuttle	Vice President of Mergers & Acquisitions
William J. Van Cura	Vice President, Operations, Atlantic Region, U.S. Utility services
Blair A. Veitch	Vice President & GM, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited
John A. Wright	Vice President, Operations, Commercial Landscape Services
James A. Zwack	Vice President & GM, DRG Environmental Consulting & WSSI, Davey Resource Group, Inc.


3300126
DAVEY
KENT, OH.
UTILITY SERVICES VEHICLE
USDOT 093861

DAVEY
Proven Solutions for a Growing World

THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193

www.davey.com